Exhibit 21.1

Subsidiaries of IEC Electronics Corp.
September 30, 2016

Subsidiary	State of Incorporation

IEC Electronics Wire and Cable, Inc.	New York

IEC Electronics Corp.-Albuquerque	New Mexico

IEC Analysis & Testing Laboratory, LLC	New Mexico

IEC California Holdings, Inc.	Delaware